U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 0-28191

BGC PARTNERS, INC. DEFERRAL PLAN FOR EMPLOYEES OF

BGC PARTNERS, INC., CANTOR FITZGERALD, L.P. AND THEIR AFFILIATES

(Full title of the plan)

BGC PARTNERS, INC.

499 Park Avenue

New York, New York 10022

(Name of issuer of the securities held

pursuant to the plan and the address of

its principal executive office)

BGC PARTNERS, INC. DEFERRAL PLAN FOR EMPLOYEES OF BGC PARTNERS, INC.,

CANTOR FITZGERALD, L.P. AND THEIR AFFILIATES FORM 11-K

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Investment and Administrative

Committees of the BGC

Partners, Inc. Deferral Plan for

Employees of BGC Partners, Inc.,

Cantor Fitzgerald, L.P. and

Their Affiliates

We have audited the accompanying statement of net assets available for benefits of the BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and Their Affiliates (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

June 29, 2011

BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor

Fitzgerald, L.P. and Their Affiliates

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
ASSETS:
Cash and cash equivalents	$579,211	$594,494
Participant-directed investments at fair value	125,246,250	106,844,025
Participant contribution receivables	24,178	—
Notes receivable from participants	2,537,638	1,845,144

Total assets	128,387,277	109,283,663

LIABILITIES:
Other liabilities	20,611	149,622

Total liabilities	20,611	149,622

NET ASSETS AVAILABLE FOR BENEFITS	$128,366,666	$109,134,041

The accompanying notes are an integral part of these financial statements.

BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor

Fitzgerald, L.P. and Their Affiliates

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2010

ADDITIONS:
Contributions:
Participant contributions	$13,037,163
Rollover contributions	2,832,597

Total contributions	15,869,760

Investment income:
Net appreciation in fair value of investments	12,718,590
Interest and dividends	2,051,445

Net investment gain	14,770,035

Total additions	30,639,795

DEDUCTIONS:
Distributions to participants	11,137,271
Administrative expenses	269,899

Total deductions	11,407,170

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	19,232,625

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	109,134,041

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$128,366,666

The accompanying notes are an integral part of these financial statements.

BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc.,

Cantor Fitzgerald, L.P. and Their Affiliates

Notes to Financial Statements

As of December 31, 2010 and 2009, and for the Year Ended December 31, 2010

1.	Description of Plan

The following description of the BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and Their Affiliates (the “Plan”), provides general information concerning the Plan. Participants should refer to the Plan document and the Plan’s summary plan description for a more complete description of the Plan’s provisions.

On April 1, 2008, BGC Partners, LLC, merged with and into eSpeed, Inc. Upon closing of the merger, eSpeed, Inc. was renamed BGC Partners, Inc. The merger had no effect on the financial statements of the Plan and all Plan requirements remain the same. The ticker symbol of eSpeed, Inc. changed from ESPD to BGCP and the name of the eSpeed Stock Fund offered as a participant directed investment changed from the eSpeed Stock Fund to the BGCP Stock Fund.

On February 11, 2009 the name of the Plan was changed to BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and Their Affiliates.

General – The Plan is a defined contribution plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is co-sponsored by Cantor Fitzgerald, L.P. (“CFLP”) and BGC Partners, Inc. (“BGC Partners”). CFLP and BGC Partners, as well as their participating domestic affiliates, are collectively referred to as the “Company”.

The trustee for the Plan is TD Ameritrade, Inc. (“TD Ameritrade”). The trustee is responsible for maintaining the assets of the Plan, making distribution payments as directed by the Company and generally performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the trust agreement pertaining to the Plan. Professional Capital Services, LLC is the Plan’s recordkeeper.

Committees – The Plan is supervised by an Administrative Committee and an Investment Committee. Each committee is comprised of seven members who are all employees of the Company.

The Administrative Committee has the authority, in its sole discretion, to interpret the Plan, to develop rules and regulations, to carry out the provisions of the Plan, to make factual determinations, and to resolve questions relating to eligibility for and the amount of benefits.

The Investment Committee has the authority to make and deal with any investment in any manner consistent with the Plan that it deems advisable. The Investment Committee is assisted by an independent, registered investment advisor, Brinker Capital, Inc., in managing the overall investment process and supervision of the Plan’s investments. Brinker acts as an investment fiduciary and investment manager in accordance with ERISA Section 3(38).

Eligibility – All employees of the Company are eligible to participate in the Plan upon hire and reaching the age of 21, except for temporary or casual employees unless they have completed 1,000 hours within 12 months, individuals classified by the Company as independent contractors or leased employees, and non-resident aliens who receive no earned income from U.S. sources. Eligibility begins the first day of the following month after these requirements are met.

Participant Contributions – Eligible employees may elect to contribute up to 80% of their compensation to the plan as pre-tax contributions, Roth contributions, and/or after-tax contributions. The combined amount of a participant’s pre-tax and Roth contributions may not exceed a statutory limit ($16,500 in 2010 and 2009, subject to adjustment in future years for cost-of-living increases in accordance with the Internal Revenue Code (“IRC”)). The Plan also permits rollover contributions. The Plan also permits participants age 50 and over to make catch-up contributions of up to $5,500 for 2010 and 2009. In addition, there are other limitations set forth in the IRC, which the Plan must satisfy. Contributions exceeding the limit will be refunded to the participants. Contributions, amounting to $12,429, which were in excess of IRC limitations related to the 2010 Plan year, were refunded to the participants by March 15, 2011.

Matching Contributions – The Plan allows eligible participants to invest in the BGCP Stock Fund. Prior to 2007, the Company matched contributions to this fund annually with up to $3,000 of BGC Partners, Inc. Class A common stock per participant. Effective January 1, 2007, the Company no longer matches participant contributions to the BGCP Stock Fund.

The BGCP Stock Fund, which invests primarily in BGC Partners, Inc. Class A common stock, is available only to employees of BGC Partners and of its affiliates that have, with the permission of the BGC Partners Board of Directors, made available the BGCP Stock Fund to their employees. BGC Partners, Inc Class A common stock is retained in this fund regardless of market fluctuations. Shares of BGC Partners, Inc. Class A common stock are purchased for the BGCP Stock Fund on the open market or privately at prices not in excess of the market price at the time of purchase.

The trustee of the BGCP Stock Fund has created a unitized portfolio account for the BGC Partners plan account. The portfolio holds approximately 97% BGC Partners’ Class A common stock and 3% cash in a TD Ameritrade money market account. The portfolio is represented within the plan as a dummy ticker (UESPD) and it trades in the plan account similar to a mutual fund for recordkeeping purposes. The purpose of the cash component in the portfolio is to allow for liquidity so that participants can trade in and out of the stock portfolio and not be subject to the three-day settlement of transactions in the underlying stock.

Investment Options – Participants direct the investment of their contributions into the various investment options offered by the Plan. As of December 31, 2010, investment options include the BGCP Stock Fund, money market funds and mutual funds. On the first day of the month following hire date, eligible participants are auto-enrolled in the Plan by the Company at a rate of 2% of compensation invested in the Fidelity Prime Fund Capital Reserves Class A, a money market fund.

Vesting – Participants are vested immediately in their contributions plus earnings thereon. Vesting in the matching contribution portion of their accounts is based on years of service (a plan year in which the employee is credited with 1,000 hours of service). A participant is 100% vested after three years of credited service, 33% being earned in each of the first two years.

Forfeitures – Participant contributions are non-forfeitable at all times. Matching contributions are forfeitable in the event a participant terminates before the participant’s matching contribution account is fully vested. The unvested portions are forfeited and applied to future administrative expenses at the discretion of the Administrative Committee. There were no forfeited non-vested accounts as of December 31, 2010, and as of December 31, 2009, forfeited non-vested accounts totaled $13,963.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions (prior to 2007) and Plan earnings, and charged with withdrawals and allocable Plan losses and expenses (other than expenses paid by the Company). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Distributions – Payment of benefits begins as soon as practicable following termination of employment. If a participant’s account balance is more than $1,000, no distribution will be made prior to normal retirement age (later of age 59   1/2 or completion of five years of service) without the participant’s written consent. Participants may elect to defer receipt until April 1 following the later of the calendar year in which the participant attains age 70   1/2 or the calendar year in which the participant terminates employment with the Company.

Notes Receivable From Participants – A participant may generally borrow funds from the Plan in amounts not exceeding the lesser of $50,000 or one-half of the participant’s vested account balance. Interest on outstanding loans is charged at a commercially reasonable rate as determined by the Plan Administrator, which may not be less than a commercial bank’s prime rate on the first business day of the month in which the loan is made. The principal amount borrowed must be repaid within five years, unless the amounts borrowed are used to purchase a primary residence (in which case, the repayment period may exceed five years). Participant loans were $2,537,638 and $1,845,144 as of December 31, 2010 and 2009, respectively and are included in Notes receivable from participants in the Statements of Net Assets Available for Benefits.

Risks and Uncertainties – The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that the risk factors could materially affect participants’ account balances and the amount reported in the statement of net assets available for Plan benefits and changes therein.

Plan Termination – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its sponsorship of the Plan and to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, employees will become 100% vested in their accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting – The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain prior period amounts have been reclassified to conform to the current period presentation.

Benefit Payments to Participants and Beneficiaries – Benefits are recorded when disbursed.

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from the estimates and assumptions used. Estimates that are particularly susceptible to change include assumptions used in determining the fair value of investments.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the asset value of shares held by the Plan at year end. The BGCP Stock Fund is composed primarily of the BGC Partners, Inc. Class A common stock which is valued at quoted market price at the end of the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Dividends and interest received by the Plan are reinvested into the respective funds.

Notes Receivable From Participants – The Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Management Fees and Operating Expenses – Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from the mutual fund on a daily basis and are not reflected separately. Management fees and operating expenses for the privately managed funds are accrued on a daily basis and are reflected in the daily unitized price and are paid on a quarterly basis. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Fees charged by the plan recordkeeper, the trustee and the investment advisor are included in Administrative expenses in the Statement of Changes in Net Assets Available for Benefits.

Cash and Cash Equivalents – Cash and cash equivalents include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts, which are recorded at cost plus accrued interest, generally represent participant contributions that are held in money market accounts pending investment in participant-directed investments. The majority of the cash and cash equivalent balances held as of December 31, 2010 have subsequently been invested in participant-directed investments.

New Accounting Pronouncements – In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures.

The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which was delayed until 2011, the guidance in ASU 2010-06 became effective for reporting periods beginning after December 15, 2009. Adoption of ASU 2010-06 had no impact on the Plan’s financial statements. The guidance effective for fiscal years beginning after December 31, 2010 is not expected to have a material impact on the Plan’s financial statements upon adoption.

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to Notes receivable from participants as of December 31, 2009.

3.	Exempt Party-In-Interest Transactions

Certain officers and employees of the Company, who are participants in the Plan, perform administrative services related to the operation, record keeping and financial reporting of the Plan. The Company, at its option, pays these and other administrative expenses on behalf of the Plan. The Plan would pay such expenses if the Company discontinued its practice of paying them.

TD Ameritrade manages the BGCP Stock Fund, the TD Bank USA Institutional Money Market Deposit Account, the TD Bank USA Money Market Deposit Account and the TD Bank USA Non Interest Bearing Money Market Deposit Account.

The BGCP Stock Fund was valued at $4,302,290 and $2,264,402 as of December 31, 2010 and 2009, respectively. The BGCP Stock Fund comprised 3% and 2% of net assets as of December 31, 2010 and 2009, respectively. The TD Bank USA Institutional Money Market Deposit Account was valued at $295,759 and $158,027 as of December 31, 2010 and 2009, respectively. The TD Bank USA Money Market Deposit Account, which is the account in which uninvested cash is held, was valued at $579,211 and $594,494 as of December 31, 2010 and 2009, respectively. The TD Bank USA Non Interest Bearing Money Market Deposit Account was valued at $1 and $0, as of December 31, 2010 and 2009, respectively.

Although these transactions qualify as party-in-interest transactions, they are specifically exempt in accordance with certain U.S. Department of Labor (“DOL”) Prohibited Transaction Class Exemptions.

4.	Income Tax Status of Plan

The Plan has applied for, but has not received a new determination letter from the Internal Revenue Service, as of the date of this filing, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code). However, we believe that the Plan has been designed to comply with the requirements of the Code and we will take the necessary steps, if any, to bring the Plan’s operations and/or document into compliance with the Code.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. We have analyzed the tax positions taken by the Plan, and have concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. We believe we are no longer subject to income tax examinations for years prior to 2007.

5.	Investments

The Plan had the following investments, which individually represented 5% or more of the Plan’s net assets as of December 31, 2010 and 2009, respectively:

	Fair Value as of December 31,
	2010	2009
Fidelity Prime Fund Capital Reserves Class, 22,271,174 and 21,883,061 shares, respectively	$22,271,174	$21,883,061

PIMCO Total Return Institutional, 895,582 and 685,171 shares, respectively	9,717,062	7,399,843

Dodge and Cox Stock Fund, 81,505 and 88,966 shares, respectively	8,782,979	8,553,180

American Funds Europacific Growth Fund, 137,976* and 147,743 shares, respectively	5,699,801	5,655,592

*	Investment did not represent 5% or more of the Plan’s net assets.

During the year ended December 31, 2010, the Plan’s investments (including investments bought, sold and held) appreciated as follows:

Year Ended December 31, 2010
Mutual funds	$10,634,789
Common stock fund	2,083,801

Total Plan Net Appreciation	$12,718,590

6.	Fair Value Measurements

The FASB guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the FASB guidance are as follows:

•	Level 1 measurements—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2 measurements—Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

•	Level 3 measurements—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy the fair value of the Plan’s investments as of December 31, 2010.

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds (a)
Balance funds	$16,648,505	$—	$—	$16,648,505
Fixed income funds	15,155,769	—	—	15,155,769
Growth funds	29,852,017	—	—	29,852,017
Value funds	27,771,589	—	—	27,771,589
Other funds	7,325,199	—	—	7,325,199

Total mutual funds	96,753,079	—	—	96,753,079
Common stock fund (a)	4,302,290	—	—	4,302,290
Money market institutional deposit account (b)	24,190,881	—	—	24,190,881

Total Investments at Fair Value	$125,246,250	$—	$—	$125,246,250

(a)	Valued at the net asset value.
(b)	Valued at outstanding balance plus accrued interest, which approximates fair value.

The following table sets forth by level within the fair value hierarchy the fair value of the Plan’s investments as of December 31, 2009.

	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds (a)
Balance funds	$36,968,303	$—	$—	$36,968,303
Fixed income funds	27,438,485	—	—	27,438,485
Growth funds	19,718,307	—	—	19,718,307
Value funds	13,837,442	—	—	13,837,442
Other funds	6,459,059	—	—	6,459,059

Total mutual funds	104,421,596	—	—	104,421,596
Common stock fund (a)	2,264,402	—	—	2,264,402
Money market institutional deposit account (b)	158,027	—	—	158,027

Total Investments at Fair Value	$106,844,025	$—	$—	$106,844,025

(a)	Valued at the net asset value.
(b)	Valued at outstanding balance plus accrued interest, which approximates fair value.

7.	Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009, respectively, to the Form 5500:

	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$128,366,666	$109,134,041
Less: Amounts allocated to withdrawing participants	—	(86,098)

Net assets available for benefits per the Form 5500	$128,366,666	$109,047,943

The following is a reconciliation of contributions received from participants per the financial statements for the year ended December 31, 2010 to the Form 5500:

Year Ended December 31, 2010
Contributions received from participants per the financial statements	$13,037,163
Add: Amounts allocated to withdrawing participants at December 31, 2009	86,098

Contributions received from participants per the Form 5500	$13,123,261

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefits payments that have been processed and approved for payment prior to year-end but not paid as of that date.

SUPPLEMENTAL SCHEDULE

BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and Their Affiliates

Plan Number 001

Employer Identification Number (EIN) 13-3680189

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets Held at End of Year

As of December 31, 2010

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value
*	Cash and Cash Equivalents
	TD Bank USA Money Market Deposit Account	Cash Equivalent	**	$579,211

	Participant-Directed Investments
	Aberdeen Emerging Markets Fund Class A	Registered Investment Co.	**	261,508
	Alger Smallcap Growth Fund Class A	Registered Investment Co.	**	225,065
	Alps Listed Private Equity Class A	Registered Investment Co.	**	191,739
	American Funds Europacific Growth Fund	Registered Investment Co.	**	5,699,801
	American Funds The Growth Fund of America	Registered Investment Co.	**	4,298,184
	American Funds The Income Fund of America	Registered Investment Co.	**	3,274,578
	Aston/River Road Small Cap Value Fund CL	Registered Investment Co.	**	222,716
	Aston/Amro Small Cap Fund Class N	Registered Investment Co.	**	12,548
*	BGCP Stock Portfolio	Unitized Portfolio Account	**	4,302,290
	Blackrock Inflation Protected Bond Investment	Registered Investment Co.	**	85,788
	Calamos Growth Fund Class A	Registered Investment Co.	**	3,084,902
	CGM Focus Fund	Registered Investment Co.	**	3,546,116
	CGM Realty FD	Registered Investment Co.	**	1,801,408
	Columbia Acorn Fund Class Z	Registered Investment Co.	**	696,907
	Columbia Dividend Opportunity Fund Class	Registered Investment Co.	**	514,784
	Delaware Value Fund Class A	Registered Investment Co.	**	647,706
	Dodge and Cox Stock Fund	Registered Investment Co.	**	8,782,979
	Doubleline Total Return Bond Fund Class	Registered Investment Co.	**	296,624
	Dreyfus Bond Market Index Fund	Registered Investment Co.	**	457,667
	Dreyfus Greater China Fund Class A	Registered Investment Co.	**	84,441
	Dreyfus International Stock Index Fund	Registered Investment Co.	**	256,253
	DWS RREEF Global Real Estate Securities	Registered Investment Co.	**	98,118
	Eaton Vance Global Macro Absolute	Registered Investment Co.	**	166,207
	Eaton Vance Large Cap Value Fund Class A	Registered Investment Co.	**	736,299
	Federated Government Obligations Fund IS	Registered Investment Co.	**	7,600
	Federated Intermediate Corporate Bond Fund	Registered Investment Co.	**	46,302
	Fidelity Capital and Income Fund Retail	Registered Investment Co.	**	1,532,707
	Fidelity ContraFund	Registered Investment Co.	**	2,400,976
	Fidelity Low Priced Stock Fund	Registered Investment Co.	**	1,973,940
	Fidelity Prime Fund Capital Reserves Class	Registered Investment Co.	**	22,271,174
	Fidelity Spartan 500 Index Fund Investor	Registered Investment Co.	**	346,424
	Fidelity Spartan Intermediate Treasury	Registered Investment Co.	**	14,752
	Fidelity Strategic Income Fund Retail Class	Registered Investment Co.	**	11,316
	First Eagle Overseas Fund Class A	Registered Investment Co.	**	1,706,747
	Goldman Sachs Enhanced Income Fund Class	Registered Investment Co.	**	27,777
	Goldman Sachs Mid Cap Value Fund Class A	Registered Investment Co.	**	2,235,089
	Janus Contrarian Fund Class T	Registered Investment Co.	**	5,120,718
	Janus Forty Fund Class S	Registered Investment Co.	**	740,149
	Janus Global Research Fund Class T	Registered Investment Co.	**	2,391,319

	Janus Overseas Fund Class T	Registered Investment Co.	**	2,154,763
	JPMorgan HIBRDG STAT Market Neutral Fund	Registered Investment Co.	**	2
	JPMorgan High Yield Bond Class A	Registered Investment Co.	**	124,681
	JPMorgan Strategic Income OPPS Fund Class	Registered Investment Co.	**	167,171
	Keeley Small Cap Value Fund	Registered Investment Co.	**	825,699
	Leuthold Asset Allocation Fund	Registered Investment Co.	**	455,051
	MFS International Value Class A	Registered Investment Co.	**	490,246
	Morley Stable Value III	Registered Investment Co.	**	1,616,347
	PIMCO Developing Local Markets Fund Class	Registered Investment Co.	**	206,076
	PIMCO Total Return Fund Class D	Registered Investment Co.	**	352,128
	PIMCO Total Return Institutional	Registered Investment Co.	**	9,717,062
	Ridgeworth Mid Cap Value Equity Fund Class	Registered Investment Co.	**	588,945
	Rivernorth Core Opportunity Fund	Registered Investment Co.	**	404,240
	Sentinel Small Company Fund Class A	Registered Investment Co.	**	1,921,283
	T. Rowe Price Growth Stock Fund Advisor Class	Registered Investment Co.	**	799,219
	TCW Dividend Focused Fund Class N	Registered Investment Co.	**	651,143
	TD Bank Institutional MMDA FTCIMA	Cash Equivalent	**	295,759
*	TD Bank USA Non Interest Bearing MMDA	Cash Equivalent	**	1
	The Merger Fund	Registered Investment Co.	**	462,841
	Turner Midcap Growth Investor Class	Registered Investment Co.	**	573,507
	U.S. Global Investors Global Resources	Registered Investment Co.	**	3,661,152
	Vanguard Health Care	Registered Investment Co.	**	1,920,229
	Vanguard Institutional Index Fund	Registered Investment Co.	**	5,903,554
	Vanguard Intermediate-Term U.S. Treasury	Registered Investment Co.	**	7,704
	Vanguard Mid Cap Index Fund Signal Shares	Registered Investment Co.	**	3,280,269
	Vanguard Short Term Treasury Admiral Shares	Registered Investment Co.	**	3,639,778
	Vanguard Small Cap Index Fund Signal Shares	Registered Investment Co.	**	3,026,125
	Vanguard U.S. Treasury Long-Term	Registered Investment Co.	**	254
	Victory Diversified Stock Class A	Registered Investment Co.	**	370,396
	Wasatch Emerging Markets Small Cap Fund	Registered Investment Co.	**	137,420
	Wasatch International Opportunities Fund	Registered Investment Co.	**	260,204
	Wasatch Small Cap Growth Fund	Registered Investment Co.	**	128,518
	Western Asset Core Plus Intermediary	Registered Investment Co.	**	689
	William Blair International Growth N	Registered Investment Co.	**	532,176
	Participants Loans	Participants Loans (1)		2,537,638

				127,783,888

				$128,363,099

*	Party-in-interest as defined by ERISA.
**	Cost information is not required for participant-directed investments and is therefore not included.
(1)	Maturing 2011 to 2040 at interest rates of 3.25% to 10.25%.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and Their Affiliates has duly caused this annual report for the fiscal year ended December 31, 2010 to be signed on its behalf by the undersigned hereunto duly authorized.

BGC PARTNERS, INC. DEFERRAL PLAN FOR EMPLOYEES OF BGC PARTNERS, INC., CANTOR FITZGERALD, L.P. AND THEIR AFFILIATES

By:	/s/ A. Graham Sadler
Name:	A. Graham Sadler
Title:	Chief Financial Officer
BGC Partners, Inc.

Date: June 29, 2011

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm